United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Notice to debenture holdersVale pays interest and principal on infrastructure debenturesRio de Janeiro, August 14th, 2020 – Vale S.A (“Vale”) informs that will pay interest and principal on its infrastructure debentures (“debentures”) on August 17th, 2020, through Banco Bradesco S.A. as per below.Serie Quantity Type of payment Unit value per debenture (R$)Total amount to be paid (R$)1stInterest 81.79030932 65,432,247.46800,000Amortization1 1,000.00 800,000,000.00Monetary correction 229.86699 183,893,592.002nd 550,000 Interest 81.80602265 44,993,312.46Total 1.350.000.000,00 - - 1,094,319,151.921 Due to the maturity of the debentures of the 1st series will no longer be traded on the market.The total amount to be paid on August 17th, 2020 is R$ 1,094,319,151.92Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.For further information, please contact: Vale.Ri@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.comThis press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 14, 2020		Director of Investor Relations

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